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Exhibit 12.1

Merrill Corporation
Computation of Ratio of Earnings to Fix Charges
(dollars in thousands)

													Pro Forma
										For the Three Months Ended April 30,			Three Months Ended April 30, 1999
	For the Year Ended January 31,														Year Ended January 31, 2000
	1996		1997		1998		1999		2000	1999		2000

Income (loss) before provision for income taxes	$18,706		$32,484		$46,466		$47,671		$(8,801)	$8,235		$(593)	$1,940		$8,986

Fixed charges
Cash interest expense	1,099		4,124		4,321		3,961		12,771	1,103		9,603	10,167		40,953
Amortization of deferred financing costs	—		30		74		64		253	17		336	64		253
1/3 rent expense from operating leases	1,708		2,003		2,673		3,010		3,722	720		1,455	1,101		3,799

Total fixed charges	2,807		6,157		7,068		7,035		16,746	1,840		11,394	11,332		45,005

Earnings + fixed charges	$21,513		$38,641		$53,534		$54,706		$7,945	$10,075		$10,801	$13,272		$53,991

Earnings to fixed charges(1)	7.7	x	6.3	x	7.6	x	7.8	x	—	5.5	x	—	1.2	x	1.2	x

(1)
Earnings before fixed charges was $8.8 million and $0.6 million less than the amount of fixed charges for the year ended January 31, 2000 and for the three months ended April 30, 2000, respectively.

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Merrill Corporation Computation of Ratio of Earnings to Fix Charges (dollars in thousands)